SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                (Amendment No. __)*

                                  24HOLDINGS INC.
                                 (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)


                                  90131T208
                                (CUSIP Number)

                                  Scott Black
                    General Counsel and Chief Compliance Officer
                        Hudson Bay Capital Management LP
                           777 Third Ave., 30th Floor
                               New York, NY 10017
                                 (646) 825-2155

                   (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                 April 25, 2013
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

(Page 1 of 7 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No.
90131T208
SCHEDULE 13D
Page 2 of 7 Pages


1.   Names of Reporting Person


     Hudson Bay Capital Management LP


2.   Check the Appropriate Box if a Member of a Group


(a)   ........................................................................


(b)   ........................................................................


3.   SEC Use Only ............................................................


4.   Source of Funds (See item 3).......AF....................................


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization      .....Delaware............

Number of         7.   Sole Voting Power................................
Shares
Beneficially      8.   Shared Voting Power.....693,558......................
Owned by
Each              9.   Sole Dispositive Power   ............................
Reporting
Person           10.   Shared Dispositive Power   ...693,558................
With

11.   Aggregate Amount Beneficially Owned by Each Reporting Person . 693,558..


12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares......


13.   Percent of Class Represented by Amount in Row (11) .........33.5%......


14.   Type of Reporting Person   .......PN...................................


CUSIP No.90131T208
SCHEDULE 13D
Page 3 of 7 Pages



1.   Names of Reporting Persons.


     Sander Gerber


2.   Check the Appropriate Box if a Member of a Group


(a)   .......................................................................


(b)   .......................................................................


3.   SEC Use Only ...........................................................


4.   Source of Funds  (See item 3).......AF..................................


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization
      .......... United States..............................................

Number of         7.   Sole Voting Power....................................
Shares
Beneficially      8.   Shared Voting Power.....693,558......................
Owned by
Each              9.   Sole Dispositive Power   ............................
Reporting
Person           10.   Shared Dispositive Power   ...693,558................
With

11.   Aggregate Amount Beneficially Owned by Each Reporting Person . 693,558.


12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares......


13.   Percent of Class Represented by Amount in Row (11) .........33.5%......


14.   Type of Reporting Person.......IN......................................


CUSIP No.   90131T208
SCHEDULE 13D
Page 4 of 7 Pages


Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.001 per share (the 'Shares') of 24Holdings Inc., a Delaware corporation, whose principal executive offices are located at 133 Summit Avenue, Suite 22, Summit, New Jersey 07901 (the 'Issuer').

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Hudson Bay Capital Management LP (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'). Each of the foregoing is referred to as a 'Reporting Person' and collectively as the
'Reporting Persons.'   The Investment Manager, which serves as the
investment manager to Hudson Bay Master Fund Ltd. (the 'HB Fund'), in whose names the reported securities are held, may be deemed to be the beneficial owner of all shares of Common Stock held by the HB Fund. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      (b) The principal business address of the Reporting Persons is 777 Third Avenue, 30th Floor, New York, New York 10017.

      (c) The principal business of the Reporting Persons is investment and/or investment management.

      (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Investment Manager is a limited partnership organized under the laws of the State of Delaware. Mr. Gerber is a citizen of the United States of America.

CUSIP No.   90131T208
SCHEDULE 13D
Page 5 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     Funds for the purchase of the Shares reported herein were derived from the working capital of the HB Fund. A total of $135,000 was paid to acquire such Shares.

Item 4.  Purpose of Transaction.

     The Issuer is a public shell company. The Shares were acquired by the HB Fund to acquire a controlling equity interest in the Issuer in contemplation of the Issuer acquiring, in the future by merger or other form of transaction, a company with a viable operating business. The Reporting Persons may from time to time identify potential operating businesses for the Issuer's consideration as a merger or transactional candidate.

     The Reporting Persons may in the future take such actions as they deem necessary to effect the foregoing. Such actions may include, without limitation: communicating with management, the board of directors of the Issuer (the 'Board'), other investors, industry participants and other relevant parties about one or more of the items described in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

     There can be no assurance as to the outcome of any of the discussions or actions referred to in this Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, from time to time and at any time, purchase additional securities of the Issuer, dispose of any or all of their investment in the Issuer, enter into financial instruments or other agreements relating to their investment, engage in hedging or similar transactions with respect to such holdings and/or otherwise change their intention with respect to any and all matters referred to herein.





CUSIP No.   90131T208
SCHEDULE 13D
Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

	(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages reported in this
Schedule 13D are calculated based upon 2,071,644 Shares represented by the Issuer to be outstanding as of May 9, 2013.

	(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

	(c) On April 25, 2013, the United States Bankruptcy Court for the Southern District of New York approved the sale of 349,348 Shares from the Chapter 7 Trustee of the Estates of Rodman & Renshaw, LLC, Direct Markets, Inc., and Direct Markets Holdings, Corp. to the HB Fund at an aggregate purchase price of $68,000, or $0.194648 per Share, in Chapter 7 bankruptcy proceedings pending in the United States Bankruptcy Court for the Southern District of New York (Cases No. 13-10087, 13-10088 and 13-10089).

      On May 9, 2013, the Reporting Persons purchased 344,210 Shares of the Issuer at an aggregate purchase price of $67,000, or $0.1946488 per Share, from the Issuer in a private placement transaction. (the
'Private Placement Purchase').

	(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The HB Fund entered into a Subscription Agreement in connection with the Private Placement Purchase. The terms of the Private Placement Purchase are disclosed in the Subscription Agreement attached hereto as Exhibit 1 and is incorporated herein by reference.

      Other than as described in this Item 6 and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.
1.	Subscription Agreement, dated as of May 9, 2013, by and among the
Issuer and the HB Fund.

2.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act by and among the Investment Manager and Mr. Gerber, dated May 9, 2013.



CUSIP No.   90131T208
SCHEDULE 13D
Page 7 of 7 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2013

HUDSON BAY CAPITAL  MANAGEMENT, L.P.





By:
/s/ Sander Gerber

Name:
Sander Gerber

Title:
Authorized Signatory






/s/ Sander Gerber

Sander Gerber



EXHIBIT2

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 9, 2013

HUDSON BAY CAPITAL  MANAGEMENT, L.P.





By:
/s/ Sander Gerber

Name:
Sander Gerber

Title:
Authorized Signatory






/s/ Sander Gerber

Sander Gerber